Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations

(416) 947-1212

AGNICO EAGLE ANNOUNCES ADDITIONAL INVESTMENT IN
OSISKO METALS INCORPORATED

Toronto (December 16, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has acquired 26,000,000 common shares (the “Common Shares”) of Osisko Metals Incorporated (“Osisko”) pursuant to a non-brokered private placement at a price of C$0.48 per Common Share for total consideration of C$12,480,000 (the “Private Placement”).

Agnico Eagle acquired the Common Shares as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Agnico Eagle continues to focus on its portfolio of high-quality internal growth projects, and complements its pipeline of projects with its practice of strategic equity investments in projects with high geological potential.

Prior to the Private Placement, Agnico Eagle owned 41,210,000 Common Shares and 20,605,000 Common Share purchase warrants of Osisko (the “Warrants”), representing approximately 6.71% of the issued and outstanding Common Shares on a non-diluted basis and approximately 9.73% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the Warrants). Following the Private Placement, Agnico Eagle owns 67,210,000 Common Shares and 20,605,000 Warrants, representing approximately 9.85% of the issued and outstanding Common Shares on a non-diluted basis and approximately 12.49% of the Common Shares on a partially-diluted basis (assuming exercise of the Warrants), in each case after giving effect to all other security issuances completed by Osisko concurrently with the Private Placement.

In connection with its initial investment in Osisko, Agnico Eagle and Osisko entered into an investor rights agreement. On closing of the Private Placement, Agnico Eagle and Osisko entered into an amended and restated investor rights agreement, pursuant to which Agnico Eagle is entitled to certain rights (subject to maintaining or achieving, as applicable, certain ownership thresholds), including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain certain ownership thresholds in Osisko; and (b) the right (which Agnico Eagle has no present ability of exercising) to nominate between one and two individuals to the board of directors of Osisko upon achieving certain ownership thresholds and depending on the size of the board of directors of Osisko.

Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Osisko or dispose of some or all of the Common Shares or other securities of Osisko that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Osisko’s head office is located at 155 University Avenue, Suite 1440, Toronto, Ontario M5H 3B7.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world. It produces precious metals from operations in Canada, Australia, Finland and Mexico and has a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at December 16, 2025. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s acquisition or disposition of securities of Osisko in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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